UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




Public Utility Holding Company Act of 1935
FORM U-6B-2
Reporting Period: July 1, 1999 to September 30, 1999
Pursuant to Rule 52(c)

Certificate of Notification In the Matter of:
CSW Credit, Inc.



This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


1.    Type of the security or securities.

              Commercial paper

2. Issue, renewal or guaranty.

              Issuance

3. Principal amount of each security.

              See Exhibit 1

4. Rate of interest per annum of each security.

              See Exhibit 1

5. Date of issue, renewal or guaranty of each security.

              See Exhibit 1


6. If renewal of security, give date of original issue.

              N/A

7. Date of maturity of each security.

              See Exhibit 1
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8. Name of the person to whom each security was issued, renewed or guaranteed.

              Lehman Commercial Paper, Inc. -- $ 383,383,000
              Goldman Sachs & Co. -- $ 560,540,000

9. Collateral given with each security, if any.

              None

10. Consideration received for each security.

              See Exhibit 1

11. Application of proceeds of each security.

              The proceeds from the issuance of the securities are solely for the purpose of financing the existing business of the subsidiary company.

12.Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
   Section 6(a) because of

a.    the provisions contained in the first sentence of Section 6(b),

b.    the provisions contained in the fourth sentence of Section 6(b),

c.    the provisions  contained in any rule of the Commission  other than Rule
      U-48[X]


13.If the  security or  securities  were exempt from the  provisions  of Section
   6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

              N/A

14.If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein have described have been issued.

              N/A

15.If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

              Rule 52(b) relating to issuance of indebtedness by certain non-public utility subsidiaries of registered holding companies.

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Credit, Inc. has duly caused this report to be signed on the 8th day of October 1999.




                                        By :   /s/ Lawrence B. Connors
                                               Lawrence B. Connors
                                               Controller
                                               CSW Credit, Inc.


1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas 75266-0164
Telephone (214) 777-1000


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                                  EXHIBIT INDEX



Exhibit                                                             Transmission
Number                               Exhibit                          Method

    1             Commercial Paper Outstanding by Lender             Electronic